Exhibit 2

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
AS OF JUNE 30, 2016

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
AS OF JUNE 30, 2016

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(UNAUDITED)

	December 31,	June 30,
	2015	2016
	in USD thousands
Assets
CURRENT ASSETS
Cash and cash equivalents	5,544	3,877
Short-term bank deposits	42,119	37,945
Prepaid expenses	229	324
Other receivables	291	548
Total current assets	48,183	42,694

NON-CURRENT ASSETS
Long-term prepaid expenses	58	54
Property and equipment, net	2,909	2,770
Intangible assets, net	152	162
Total non-current assets	3,119	2,986
Total assets	51,302	45,680

Liabilities and equity
CURRENT LIABILITIES
Current maturities of long-term bank loan	93	93
Accounts payable and accruals:
Trade	1,910	1,732
Other	1,137	980
Total current liabilities	3,140	2,805
NON-CURRENT LIABILITIES
Long-term bank loan, net of current maturities	344	296
Warrants	208	15
Total non-current liabilities	552	311
COMMITMENTS AND CONTINGENT LIABILITIES
Total liabilities	3,692	3,116

EQUITY
Ordinary shares	1,455	1,459
Share premium	196,201	197,858
Other comprehensive loss	(1,416)	(1,416)
Capital reserve	10,735	11,251
Accumulated deficit	(159,365)	(166,588)
Total equity	47,610	42,564
Total liabilities and equity	51,302	45,680

The accompanying notes are an integral part of these condensed financial statements.

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
(UNAUDITED)

	Three months ended June 30,		Six months ended June 30,
	2015	2016	2015	2016
	in USD thousands		in USD thousands
RESEARCH AND DEVELOPMENT EXPENSES, NET	(2,891)	(2,740)	(6,102)	(5,279)
SALES AND MARKETING EXPENSES	(299)	(272)	(559)	(520)
GENERAL AND ADMINISTRATIVE EXPENSES	(976)	(854)	(1,832)	(1,843)
OPERATING LOSS	(4,166)	(3,866)	(8,493)	(7,642)
NON-OPERATING INCOME (EXPENSES), NET	(847)	48	(887)	196
FINANCIAL INCOME	205	88	278	232
FINANCIAL EXPENSES	(2)	(5)	(19)	(9)

NET LOSS AND COMPREHENSIVE LOSS	(4,810)	(3,735)	(9,121)	(7,223)

	in USD		in USD
LOSS PER ORDINARY SHARE - BASIC AND DILUTED	(0.09)	(0.07)	(0.19)	(0.13)

WEIGHTED AVERAGE NUMBER OF SHARES USED IN CALCULATION OF LOSS PER ORDINARY SHARE	53,562,019	56,423,601	48,095,879	55,651,371

The accompanying notes are an integral part of these condensed financial statements.

BioLineRx Ltd.
CONDENSED INTERIM STATEMENTS OF CHANGES IN EQUITY
(UNAUDITED)

	Ordinary shares	Share premium	Other comprehensive loss	Capital reserve	Accumulated deficit	Total
	in USD thousands
BALANCE AT JANUARY 1, 2015	1,055	167,331	(1,416)	9,800	(144,965)	31,805
CHANGES FOR SIX MONTHS ENDED JUNE 30, 2015:
Issuance of share capital, net	393	28,252	-	-	-	28,645
Share-based compensation	-	-	-	487	-	487
Comprehensive loss for the period	-	-	-	-	(9,121)	(9,121)
BALANCE AT JUNE 30, 2015	1,448	195,583	(1,416)	10,287	(154,086)	51,816

	Ordinary shares	Share premium	Other comprehensive loss	Capital reserve	Accumulated deficit	Total
	in USD thousands
BALANCE AT JANUARY 1, 2016	1,455	196,201	(1,416)	10,735	(159,365)	47,610
CHANGES FOR SIX MONTHS ENDED JUNE 30, 2016:
Issuance of share capital, net	4	1,591	-	-	-	1,595
Employee stock options forfeited and expired	-	66	-	(66)	-	-
Share-based compensation	-	-	-	582	-	582
Comprehensive loss for the period	-	-	-	-	(7,223)	(7,223)
BALANCE AT JUNE 30, 2016	1,459	197,858	(1,416)	11,251	(166,588)	42,564

The accompanying notes are an integral part of these condensed financial statements.

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS
(UNAUDITED)

	Six months ended June 30,
	2015	2016
	in USD thousands

CASH FLOWS - OPERATING ACTIVITIES
Comprehensive loss for the period	(9,121)	(7,223)
Adjustments required to reflect net cash used in operating activities (see appendix below)	1,976	(223)
Net cash used in operating activities	(7,145)	(7,446)

CASH FLOWS - INVESTING ACTIVITIES
Investments in short-term deposits	(39,184)	(19,804)
Maturities of short-term deposits	22,738	24,182
Maturities of restricted deposits	166	-
Purchase of property and equipment	(1,586)	(164)
Purchase of intangible assets	(7)	(24)
Net cash provided by (used in) investing activities	(17,873)	4,190

CASH FLOWS - FINANCING ACTIVITIES
Issuances of share capital, net	28,645	1,595
Repayments of bank loan	-	(48)
Net cash provided by financing activities	28,645	1,547

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	3,627	(1,709)
CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD	5,790	5,544
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(13)	42
CASH AND CASH EQUIVALENTS - END OF PERIOD	9,404	3,877

The accompanying notes are an integral part of the financial statements.

BioLineRx Ltd.
APPENDIX TO CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS
(UNAUDITED)

	Six months ended June 30,
	2015	2016
	in USD thousands

Adjustments required to reflect net cash used in operating activities:

Income and expenses not involving cash flows:
Depreciation and amortization	195	245
Long-term prepaid expenses	(8)	4
Interest and exchange rate differences on short-term deposits	(49)	(204)
Share-based compensation	487	582
Exchange differences on cash and cash equivalents	13	(42)
Loss (gain) on adjustment of warrants to fair value	887	(193)
	1,525	392

Changes in operating asset and liability items:
Increase in prepaid expenses and other receivables	(425)	(352)
Increase (decrease) in accounts payable and accruals	876	(263)
	451	(615)
	1,976	(223)

Supplementary information on investing activities not involving cash flows:
Property and equipment acquired on supplier trade credit	512	-

Supplementary information on interest received in cash	30	192

The accompanying notes are an integral part of the financial statements.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 1 – GENERAL INFORMATION

a.	General

BioLineRx Ltd. (“BioLineRx”), headquartered in Modi’in, Israel, was incorporated and commenced operations in April 2003. Since incorporation, BioLineRx and its consolidated entities (collectively, the “Company”) have been engaged in the development of therapeutics, from pre-clinical development to advanced clinical trials, for a wide range of medical needs.

In February 2007, BioLineRx listed its ordinary shares on the Tel Aviv Stock Exchange (“TASE”) and they have been traded on the TASE since that time. Since July 2011, BioLineRx’s American Depositary Shares (“ADSs”) have also been traded on the NASDAQ Capital Market.

The Company has been engaged in drug development since its incorporation. Although the Company has generated significant revenues from a number of out-licensing transactions, the Company cannot determine with reasonable certainty when and if it will have sustainable profits.

b.	Approval of financial statements

The condensed consolidated interim financial statements of the Company as of June 30, 2016, and for the three and six months then ended, were approved by the Board of Directors on August 9, 2016, and signed on its behalf by the Chairman of the Board, the Chief Executive Officer and the Chief Financial and Operating Officer.

NOTE 2 – BASIS OF PREPARATION

The Company’s condensed consolidated interim financial statements as of June 30, 2016 and for the three and six months then ended (the “interim financial statements”) have been prepared in accordance with International Accounting Standard No. 34, “Interim Financial Reporting” (“IAS 34”). These interim financial statements, which are unaudited, do not include all disclosures necessary for a fair statement of financial position, results of operations, and cash flows in conformity with generally accepted accounting principles. The condensed consolidated interim financial statements should be read in conjunction with the Company’s annual financial statements as of December 31, 2015 and for the year then ended and their accompanying notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The results of operations for the three and six months ended June 30, 2016 are not necessarily indicative of the results that may be expected for the entire fiscal year or for any other interim period.

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES

The accounting policies and calculation methods applied in the preparation of the interim financial statements are consistent with those applied in the preparation of the annual financial statements as of December 31, 2015 and for the year then ended.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 4 – ISSUANCES OF SHARE CAPITAL

a.	Underwritten public offerings of American Depositary Shares

In March 2015, the Company completed an underwritten public offering of 14,375,000 ADSs at a public offering price of $2.00 per ADS. The offering raised a total of $28.8 million, with net proceeds of approximately $26.5 million, after deducting fees and expenses.

b.	Share purchase agreement with Lincoln Park Capital

In May 2014, BioLineRx and Lincoln Park Capital Fund (“LPC”), entered into a $20 million, 36-month purchase agreement, whereby LPC agreed to purchase, from time to time, up to $20 million of BioLineRx’s ADSs, subject to certain limitations, during the 36-month term of the purchase agreement.

During the six months ended June 30, 2016, BioLineRx sold a total of 1,550,853 ADSs to LPC for aggregate gross proceeds of $1,627,000. In connection with these issuances, a total of 38,772 ADSs was issued to LPC as a commitment fee and a total of $33,000 was paid to Oberon Securities as a finder’s fee. On a cumulative basis, from the effective date of the purchase agreement through the approval date of these financial statements, BioLineRx has sold a total of 2,843,454 ADSs to LPC for aggregate gross proceeds of $4,270,000. In connection with these issuances, a total of 71,087 ADSs was issued to LPC as a commitment fee and a total of $85,000 was paid to Oberon Securities as a finder’s fee.

NOTE 5 – SHAREHOLDERS’ EQUITY

As of December 31, 2015 and June 30, 2016, share capital is composed of ordinary shares, as follows:

	Number of ordinary shares
	December 31,	June 30,
	2015	2016

Authorized share capital	150,000,000	150,000,000

Issued and paid-up share capital	54,818,057	56,423,601

	In USD and NIS
	December 31,	June 30,
	2015	2016

Authorized share capital (in NIS)	15,000,000	15,000,000

Issued and paid-up share capital (in NIS)	5,481,806	5,642,360

Issued and paid-up share capital (in USD)	1,455,159	1,459,226